August 7, 2012

Mr. Terence O'Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	Avon Products, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 001-04881

Dear Mr. O'Brien:

We are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) in your letter, dated July 27, 2012, to Ms. Sherilyn McCoy, Chief Executive Officer of Avon Products, Inc. (“Avon” or the “Company”).

The Staff comments are repeated below in italics and followed by the Company's response.

Form 10-K for the Fiscal Year Ended December 31, 2011
Prepaid Brochure Costs, page F-10

1.
Your accounting policy for prepaid brochure costs states that the sale of brochures is netted with the costs to prepare brochures. However, in your response dated July 11, 2012, you state that you evaluated whether the costs for these promotional materials should be recorded on a gross basis or net of reimbursements received from Independent Representatives based on the guidance in ASC 605-45-45-1 through 18 and determined that a gross presentation was appropriate. As such, it does not appear that your accounting policy is consistent with the above referenced accounting literature. In future filings please disclose a policy for prepaid brochure costs that is consistent with your accounting policy. Furthermore, please confirm that you will continue to disclose the amounts of brochure fees received from Independent Representatives, the amounts of brochure costs and where such items have been classified within your financial statements.

Mr. Terence O'Brien

Response 1

We applied the guidance in ASC 605-45-45-1 through 18 by analogy and determined that a gross presentation of brochure costs and fees was appropriate since we are the principal in the design, production and distribution of promotional materials.

We expect to provide enhanced disclosure in our Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”) similar to the following, under the Sales, General and Administrative heading, based on circumstances existing in periods presented ($ amounts in millions):

“Deferred Brochure Costs and Associated Fees
Costs to prepare brochures are initially deferred to prepaid expenses and other and are expensed to selling, general, and administrative expenses over the campaign length. In addition, fees charged to Representatives for brochures are initially deferred and presented as a reduction to prepaid expenses and other and are recorded as a reduction to selling, general, and administrative expenses over the campaign length. The campaign length is typically two weeks in the U.S. and two to four weeks for most markets outside the U.S.

Brochure costs and associated fees presented as prepaid expenses and other were $45.8 at December 31, 2011 and $44.8 at December 31, 2010. Additionally, paper stock is purchased in advance of creating the brochures. Prepaid expenses and other include paper supply of $25.3 at December 31, 2011, and $19.1 at December 31, 2010.

Brochure costs expensed to selling, general and administrative expenses amounted to $507.7 in 2011, $472.7 in 2010, and $481.2 in 2009. The fees charged to Representatives recorded as a reduction to selling, general and administrative expenses amounted to $293.5 in 2011, $291.0 in 2010, and $270.0 in 2009.”

We supplementally advise the Staff that the range of fees charged to Representatives for brochures included as a reduction of the amount deferred to prepaid expenses and other approximates $15 to 25 million. Although we have determined that we are the principal in this arrangement, we have concluded that the amount of brochure fees initially deferred are not material and have therefore classified them within prepaid brochure costs. Additionally, the presentation of these amounts within prepaid expenses and other facilitates the recognition of the expense associated with the deferred brochure costs and associated fees in the appropriate period in the Consolidated Statement of Income. We will continue to monitor the amount of fees deferred, and if material, will present the amount within other accrued liabilities.

In addition, as noted above in our expected 2012 Form 10-K disclosure, we confirm that we will continue to disclose the amounts of brochure fees received from Representatives, the amounts of brochure costs, and where such items have been classified within our financial statements.

Mr. Terence O'Brien

In connection with the Company's response to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact Kimberly Ross at (212) 282-5474 or myself at (914) 935-2172.

Sincerely,

/s/ Robert Loughran
Robert Loughran
Vice President, Corporate Controller, Avon Products, Inc.

cc: Tracey McKoy, Staff Accountant, United States Securities & Exchange Commission
Kimberly Ross, Executive Vice President and Chief Financial Officer, Avon Products, Inc.
Barbara Loughran, Engagement Partner, PricewaterhouseCoopers LLP